UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isilon Systems, Inc.
File No. 1-33196 - CF#20763

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Isilon Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.31 to a Form 10-Q filed on August 9, 2007, as modified by the same contract refiled with fewer redactions as Exhibit 10.31 to a Form 10-K filed on February 20, 2009.

Based on representations by Isilon Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

 Exhibit 10.31   through August 15, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

 David L. Orlic
 Special Counsel